UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


AGM Statement - 26 April 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 26, 2007                          By:        /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 26, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                      BARCLAYS PLC ANNUAL GENERAL MEETING

                             THURSDAY 26 APRIL 2007

                      CHAIRMAN'S STATEMENT BY MARCUS AGIUS


Ladies and gentlemen, good morning and welcome to the Annual General Meeting of Barclays PLC for 2007. I am very glad to see you all here today and did enjoy speaking to some of you before the meeting began.


Before we get down to the formal business of the meeting, I would like to make a few remarks before asking John Varley to give you a review of the business.


Let me start by saying how delighted I am to be hosting my first AGM as Chairman of this great company and to be reporting to you, on behalf of the board, on the performance of Barclays in 2006. In doing so, I should recognise the immense contribution made by my predecessor - and the former Chief Executive of this bank - Matt Barrett. Under his stewardship, profit before tax almost trebled and shareholder value increased by 119 per cent. I am sure you will agree that without his efforts, our bank wouldn't be in the strong position it is in today.


2006 was a year of significant achievements and Barclays showed great momentum in a number of its strategic priorities. We enjoyed another year of record financial performance with profit before tax up 35 per cent to GBP7.1 billion and we declared a final dividend for the year of 20.5 pence a share, making a total payout of the year of 31 pence - an increase of 17 per cent.


Within our portfolio of businesses, there were outstanding performances from Barclays Capital and Barclays Global Investors and we experienced strong profit growth at Barclays Wealth; UK Retail Banking - which displayed a good turnaround-; UK Business Banking ; and International Retail and Commercial Banking - including Absa. And while overall profits at Barclaycard fell, credit performance in Barclaycard UK did start to improve in the second half of 2006.


We could not have done this without the hard work, dedication, enthusiasm and innovative spirit of our 123,000 employees. On behalf of the Board and on behalf of you, the shareholders, I would like to thank them for their part in creating value for the owners of this company.


We know our employees value where they work. Every year, we carry out an Employee Opinion Survey and this year, our overall employee engagement scores - which measure the extent to which employees believe in Barclays' goals and
values - increased yet again.   This is important for all of us who own shares
in Barclays, as we all know that an engaged workforce will serve our customers all the better.


Let me update you on the Board changes over the past year. On the executive side, Frits Seegers joined us as Director and Chief Executive of our newly created Global Retail and Commercial Banking operation an organisation which groups together all our retail banking, business banking and cards businesses to give them a single point of strategic direction and control. This new arrangement mirrors the focus of control we have in our Investment Banking and Investment Management businesses under Bob Diamond. As a consequence, Gary Hoffman -- who was Chairman of UK Banking and of Barclaycard - has now been appointed as Group Vice Chairman with special responsibility for the
relationships with many of our external stakeholders.   David Roberts, who was
Chief Executive of International Retail and Commercial Banking, left Barclays at the end of 2006 and I would like to take this opportunity to thank him for his significant contribution to the Group over a career with Barclays lasting more than twenty years.


I would also like us to take a moment to thank Naguib Kheraj, the former Barclays Group Finance Director, who stepped down from the Board at the end of last month. While Naguib will be with Barclays for a few months longer in an advisory capacity - and he is playing a key role in relation to our merger with ABN AMRO), we should all recognise the outstanding contribution he has made to the Group in the 10 years he has been with us. I know I am not alone in wishing him all the very best for the future. Naguib is succeeded as Group Finance Director and on the Board by Chris Lucas who joined us on the first of April from PricewaterhouseCoopers. Please would you join me in welcoming Chris to Barclays.


Turning now to the non-executive side. As announced at the AGM last year, Fulvio Conti, Chief Executive of the Italian energy group Enel SpA, has joined the board and we are delighted to have the benefit of his extensive
international business experience.   Sir David Arculus retired, after nine years
service.   And Bob Steel resigned, following his appointment as the Under
Secretary of the Treasury for the United States of America.


I would now like to make a few remarks about another important measure of our performance in 2006: Corporate Responsibility. A key objective of the Board is to lead in social, economic and environmental issues both in thinking and in practice. We regard this as an integral part of our business strategy and of our ultimate success. It is embodied by what we call 'responsible banking'. This means making informed, reasoned and ethical decisions in everything we do.


Accountability for our success in Corporate Responsibility lies with the Board Vice Chairman, Gary Hoffman. We made significant progress with Corporate Responsibility in 2006, with particular focus on improving access to banking for disadvantaged people in the UK and Africa, and in environmental management and
climate change.   Last month, we achieved carbon neutrality in our UK
operations. We also maintained a very strong position in the key ethical indices: the Dow Jones Sustainability Index FTSE4Good and the Business in the Community Index.


You can read more about our achievements in our eighth Corporate Responsibility report which is published today, and John Varley will tell you more about this in just a moment.


So, in summary, our performance in 2006 showed we are making great headway in achieving our strategic ambitions to grow your company. I feel very privileged to have been given the opportunity to act as Chairman of your Company and to work with such excellent executive and non-executive colleagues.


Before I hand over to John, who will - of course - expand in more detail about our proposed merger with ABN Amro, let me give you my personal perspective as the relatively newly-arrived Chairman. Barclays is a wonderful Company. Despite, or perhaps because of, its 300 year history Barclays is full of energy and vitality. In every sense playing off the front foot. It has a high level of ambition and the means to realise it. It also has the self-confidence and the wit to recognise the proposed merger with ABN Amro for what it is a once in a generation opportunity to take Barclays into the next league and create one of the world's best banks with the capability to deliver outstanding performance for our customers, our employees and our shareholders.



                   CHIEF EXECUTIVE'S STATEMENT BY JOHN VARLEY


Thank you Chairman. Good morning ladies and gentlemen. I am going to talk for a little over ten minutes. Then we will show you a video - made by Bob Diamond, Frits Seegers and myself - which talks about Barclays and our ambitions for the Group.


I will of course update you, during my remarks today, on ABN AMRO, but let me start by talking to you about Barclays strategy and performance during 2006.


In a Group as diverse as Barclays you need to be very clear about business purpose. And we are clear: we are here to help our customers and clients
achieve their goals.   What we do as a bank is important to those we serve.  By
that I mean that if we do it well, or if we don't do it well, it matters.


If you're a student looking for a loan to help you through university. If you're a single mother wanting a mortgage. If you're setting up a new business and you're looking for a start-up loan. If you're saving for your retirement. Or if you're the finance director of an airline wanting to hedge your exposure to fluctuating fuel prices. If you're any of these people, then your bank can contribute to your success.


If we do our job well, then the outcomes are good for our owners, good for our customers, good for our employees, and good for the communities in which we work and live.


You've heard me say before that strong economies need strong banks. It's a good thing for this country, and for the many other countries in which we do
business, that Barclays is successful.   By being successful we create
employment; we contribute to community life; we pay a lot of tax; and we are able to pay good dividends to our shareholders.


A useful way to judge a successful organisation is to look at what it does with its profit. In our case, of the GBP7bn pre-tax profit we made last year, we've paid over GBP2bn in tax - globally - (and you can imagine the number of schools and hospitals and roads that can be built from that amount of money). We paid GBP1.7bn in dividends, an increase of 17 per cent. (I sometimes hear banks criticised for making too much money, but I never hear banks criticised for
increasing their dividends!).   And we put about GBP2bn back into the business
as investment to drive future growth.


I'm going to turn to the theme of "responsible banking" in a few minutes, but let me first talk about strategy. I want Barclays to be one of the handful of
universal banks leading the global financial services industry.   That industry
will enjoy immense growth around the world over the course of the coming decade
- growth driven by customer demand, coupled with powerful forces for change.


What are these? It's things like the privatisation of welfare provision (by which I mean that the citizens of today will have to be more careful savers. That's because the State will not be able to afford to look after them in their
retirement in the way that it did their parents and their grandparents.)   It's
things like wealth generation and wealth transfer.   It's the explosive growth
in demand for banking products in the emerging markets - our acquisition of the controlling stake two years ago in Absa, the leading retail bank in South Africa, was driven by this. It's the increasing use by companies of the bond market to meet their borrowing needs. Or of derivatives to help them manage risks like interest rate volatility or changes in commodity prices. And it's things like the demands that will be placed on capital markets to finance infrastructure development both in developed and developing markets.


Add all of these up, and they represent a storm force of demand and volume growth in the global financial services industry in the years ahead.


Your Board must ensure - in terms of geographical presence, physical footprint, brand and capability - that the alignment between Barclays and the industrial
growth that I've just described is as close as possible.   That, ladies and
gentlemen, is how we think of strategy: ensuring that, in a growing industry, Barclays will enjoy disproportionate growth - by being there for its customers and its clients as their needs develop and change and, by consequence, generating higher returns for shareholders over time.


We set out on this path several years ago - developing our businesses in the United Kingdom, but also increasing rapidly the percentage of our profits that comes from outside the United Kingdom, and thereby increasing the Group's rate of growth.


When I became Chief Executive three years ago I felt that there was an opportunity for Barclays to grow the business at a far faster rate than we had
been able to achieve up to that point.   Your Board took the decision then to
seek higher growth by diversifying our profits and growing our international business. Radically. At the time, we said to ourselves that this would take us five to ten years. We've made quite good progress so far.


Let me illustrate by showing you a slide on screen now.   In 2000 the profits of
your company were GBP3.4bn. At the time, about 20% of the profits came from outside the United Kingdom, and that 20% amounted to almost GBP650m. Scroll forward to 2006 and you can see that the Group profit of GBP3.4bn has become GBP7.1bn. That the 20% non-UK component has become approximately 50%. And that the GBP650m earned outside the UK has become GBP3.7bn.


In other words, we've been able to create a completely different trajectory of growth over the course of the last years by diversifying and by applying our principle of earn, invest and grow to the running of the business - being prepared to invest strongly in the pursuit of growth; but recognising that you, our owners, expect good short term profit performance meanwhile.


Here's another chart that gives you some historical perspective. It shows our profits in the first part of the decade and then shows our profit performance
since then.   During this period our UK business has been growing strongly.  But we have added to the rate of Group profit by diversifying our profit base outside the UK.


Let me explain how the ABN AMRO opportunity fits into this story. The portfolio of businesses of the combined Barclays/ABN AMRO would have excellent alignment with the sources of growth in the financial services industry that I described a minute ago. And that portfolio mix, in terms of business and in terms of geography, is very close indeed to the ambition and long-term vision that we have created for the business.


The merger of Barclays with ABN AMRO would, in my opinion, get us to the optimal business portfolio a great deal sooner than we could otherwise achieve it.
That would set the enlarged Group up for a period of rapid growth in the years ahead - growth faster than the rates of growth available to the stand-alone organisations. ABN AMRO brings about 20m personal customer relationships around the world. It brings hundreds of thousands of corporate relationships. It brings excellent exposure in developed markets such as Italy and The Netherlands and it also brings better exposure than Barclays has in emerging markets such as Brazil, Indonesia, Taiwan and India.


I don't want you to think that what is driving our ambitions in the direction of ABN AMRO is the pursuit of size. I regard size as irrelevant. That's because size doesn't matter to customers - what matters to customers is capability.

And size doesn't matter to shareholders - what matters to you is sustainable growth.


The ABN AMRO opportunity fits right in the back yard of our strategy.


Many of you will have seen yesterday's announcement by a consortium of banks relating to ABN AMRO. What Barclays offers, and what the consortium offers, stand in stark contrast: on the one hand a decision by the Boards of Barclays and ABN to build, through merger, one of the best banks in the world - with all the benefits for customers and clients, for shareholders and for employees that go with that; and on the other, the deconstruction, into heaven knows how many parts, of one of the biggest banks in Europe. It's very clear what ABN AMRO want. And I want ABN, alongside Barclays, to be a founding partner of what will be one of the great banking enterprises, and great banking stories, of the 21st Century.


Let me return to Barclays. I referred earlier to responsible banking. Responsible banking means making informed, reasoned and ethical decisions about: how we conduct our business; how we treat our employees; and how we behave towards our customers and clients. As the Chairman said earlier, we have received strong ratings in a number of important ethical indices and we are
proud of this.   But we must ensure that we continue to play a positive part in
the communities in which we operate.    For example in the area of
sustainability: how can we contribute to building a more inclusive society by addressing the acute challenges of financial exclusion. In the UK and in South Africa, we now have over a million basic bank accounts, providing simple banking services to people who previously did not have access to the banking system. Absa is providing access to more than two million beneficiaries of social grant payments, much of this in rural areas where there are no financial services. In the UK, we are the largest high street bank supporter of the credit unions, which help to provide sustainable, affordable credit to disadvantaged people.


We also have an important part to play in the climate change debate. We look at this in two ways. The first is our direct environmental footprint, fulfilling, for example, the commitment that we made last year to make our UK operations
carbon neutral.   50% of the energy used across our UK operations is now from renewable sources, and we are now well under way with environmental social and
ethical screening of all our suppliers.   And secondly, it is the indirect
footprint through the companies we supply.   Which is why we have significantly
updated our environmental and social guidelines in our lending activity.   I
would say that, in the area of the environment, we've made a reasonable start. But in the years ahead, this will be an area of increasing focus for us.


Finally I take this opportunity today of thanking our employees: for their energy, their commitment, and their immense contribution to our record results in 2006. What we owe them is good leadership.



I have two last things to say to you this morning: First: our performance in 2007. We have had a good start to the year, with headline profit before tax for the first quarter 15% ahead of the first quarter of 2006. Excluding gains from the sale and lease back of property, profit before tax grew 10% Performance was particularly strong at Barclays Capital which had its best quarter ever. And second: We serve customers in intensely competitive environments all around the world. Barclays is well equipped to compete, and by consequence to grow, to serve, and to generate good returns for you, our owners this year and in the years ahead.


Let me show you now the video I mentioned earlier. Thank you.


                                     - END-


For further information please contact:


Investor Relations                             Media Relations
Mark Merson/James S Johnson                    Stephen Whitehead/Alistair Smith
+44 (0) 20 7116 5752/2927                      +44 (0) 20 7116 6060/6132


Forward Looking Statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of Barclays and the combined group and other statements that are not historical fact. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.


Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the US Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.


INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.


Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.


This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.